SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Parent Company and
Consolidated Financial
Statements

TIM Participações S.A

March 31, 2005
with Report of Independent Auditors

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

March 31, 2005

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders TIM PARTICIPAÇÕES S.A.
1.	We have audited the accompanying balance sheet of TIM Participações S.A. and the consolidated balance sheet of TIM Participações S.A. and its subsidiaries as of March 31, 2005, and the related statements of income, of shareholders’ equity and of changes in financial position for the quarter then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audit in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and the consolidated financial position of TIM Participações S.A. and its subsidiaries at March 31, 2005, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the quarter then ended, in conformity with the accounting practices adopted in Brazil.

4.	As mentioned in Note 2, the financial statements for the quarter ended March 31, 2005 were prepared for the sole purpose of complying with the legal requirements applicable to the corporate restructuring process under review for implementation by the subsidiaries of TIM PARTICIPAÇÕES S.A. Considering this specific purpose, these financial statements are not being compared to any prior periods.

Curitiba, April 13, 2005.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - PR

Mauro Moreira
Accountant CRC - 1RJ 072.056/O – 0 – S - PR

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
March 31, 2005
(In thousands of reais)

	Parent
	Company	Consolidated

ASSETS
Current assets
Cash and cash equivalents	13,296	687,940
Accounts receivable	-	582,102
Inventories	-	36,787
Recoverable Taxes	2,914	85,646
Deferred income and social contribution taxes	2,351	119,717
Dividends and interest on shareholders'
equity recoverable	65,591	-
Prepaid expenses	-	58,882
Other current assets	504	14,664

	84,656	1,585,738

Non-current assets
Recoverable Taxes	6,000	49,876
Deferred income and social contribution taxes	2,390	143,991
Related parties	-	10,368
Judicial deposits	634	34,407
Other non-current assets	-	1,294

	9,024	239,936

Permanent assets
Investments	2,108,353	9,495
Property, plant and equipment	-	1,559,735

	2,108,353	1,569,230

Total assets	2,202,033	3,394,904

	Parent
	Company	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	1,154	420,960
Loans and financing	-	42,481
Taxes, charges and contributions	15	123,561
Salaries and related charges	756	22,894
Dividends and interest on shareholders'
equity payable	78,953	102,880
Concessions payable	-	11,456
Related parties	-	36,535
Other current liabilities	-	16,699

	80,878	777,466

Non-current liabilities
Loans and financing	-	35,985
Taxes, charges and contributions	-	22,403
Provision for contingencies	3,335	26,161
Supplementary pension plan	3,697	3,697

	7,032	88,246

Minority interests	-	415,069

Shareholders' equity
Capital	1,000,046	1,000,046
Capital reserve	240,634	240,634
Income reserve	779,827	779,827
Retained earnings	93,616	93,616

	2,114,123	2,114,123

Total liabilities and shareholders' equity	2,202,033	3,394,904

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

     INCOME STATEMENTS
Quarter ended March 31, 2005
(In thousands of reais, except for earnings per 1,000 shares, expressed in reais)

	Parent Company	Consolidated

Gross operating revenues
Telecommunications services	-	752,425
Sale of goods	-	130,468

	-	882,893
Deductions from gross revenues	-	(223,873)

Net operating revenues	-	659,020
Cost of services rendered and goods sold	-	(308,164)
	-

Gross profit	-	350,856

Operating income (expenses)
Selling	-	(169,060)
General and administrative	(1,932)	(44,008)
Equity pickup	96,091	-
Other operating income	-	3,175
Other operating expenses	(1,112)	(21,151)

	93,047	(231,044)

Income before financial results	93,047	119,812
Financial income (expenses)
Financial income	631	34,727
Financial expenses	(1,136)	(18,244)

	(505)	16,483

Operating income	92,542	136,295
Non-operating income (loss)	(6)	333

Income before income and social contribution taxes and
minority interests	92,536	136,628
Provision for income and social contribution taxes	1,080	(32,957)
Income before minority interests	93,616	103,671

Minority interests	-	(19,382)

Net income for the period	93,616	84,289

Income per 1,000 shares - R$	0.13

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Quarter ended March 31, 2005
(In thousands of reais)

		Capital
		reserve		Income reserves

		Special
		goodwill		Unearned	Expansion	Retained
	Capital	reserve	Legal	income	reserve	earnings	Total

Balance at December 31, 2004	884,504	240,634	77,017	18,838	799,514	-	2,020,507

Capital increase paid with reserve	115,542	-	-	-	(115,542)	-	-

Net income for the period	-	-	-	-	-	93,616	93,616

Balance at March 31, 2005	1,000,046	240,634	77,017	18,838	683,972	93,616	2,114,123

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
 Quarter ended March 31, 2005
(In thousands of reais)

	Parent
	Company	Consolidated

SOURCES OF WORKING CAPITAL:
Net income for the period	93,616	84,289
Amounts not affecting working capital:
Exchange and monetary variance and interest	-	113
Provision for contingencies	693	1,644
Equity pickup	(96,091)	-
Depreciation and amortization	-	116,348
Goodwill amortization	395	395
Residual value of fixed asset disposals	-	370
Minority interests	-	19,382

Total from operations	(1,387)	222,541

From third parties
Transfer from non-current to current assets	1,407	28,627
Tax incentive - ADENE	-	11,409

	1,407	40,036

Total sources	20	262,577

APPLICATION OF WORKING CAPITAL:
Acquisition of fixed assets	-	48,592
Transfer from non-current to current liabilities	-	8,950
Increase in non-current assets	7,828	26,505

Total applications	7,828	84,047

Increase (decrease) in working capital	(7,808)	178,530

Changes in working capital:
Current assets
At end of year	84,656	1,585,738
At beginning of year	142,909	1,716,347

	(58,253)	(130,609)

Current liabilities
At end of year	80,878	777,466
At beginning of year	131,323	1,086,605

	(50,445)	(309,139)

Increase (decrease) in working capital	(7,808)	178,530

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(In thousands of reais)

1	Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. which has a shareholding of 53.23% of the voting capital and 23.73% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

2	Presentation of the Financial Statements

	a.	Basis of Presentation

The parent company and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services.

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Security Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

The financial statements for the period January 1 to March 31, 2005 were prepared for the sole purpose of supporting the corporate restructuring process of the subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. Accordingly, these financial statements are not being compared to the prior period.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

2	Presentation of the Financial Statements (Continued) b. Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

% Ownership

TIM Sul S.A.	81.73
TIM Nordeste Telecomunicações S.A.	81.75

The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;

II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;

III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;

IV.	Separate disclosure of the minority interest participation in the consolidated financial statements.

Reconciliation of the results of operations is set out below:

Parent Company	93,616
ADENE tax incentive directly recorded in shareholders' equity of the subsidiary
TIM Nordeste Telecomunicações S.A	(9,327)

Consolidated	84,289

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

3	Summary of Accounting Practices

	a.	Cash and cash equivalents

These represent cash and bank balances and marketable securities, recorded at cost, plus interest accrued up to the balance sheet date.

	b.	Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

	c.	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

	d.	Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost. A provision to adjust the slow-moving items balance to the related realization value was set up.

	e.	Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

3	Summary of Accounting Practices (Continued)

	f.	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational. Repair and maintenance costs which represent increase in capacity or useful lives are capitalized.

Non-current assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

	g.	Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non- refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)
3	Summary of Accounting Practices (Continued)

	g.	Income tax and social contribution (Continued)

Taxes are calculated and recorded based on the rates in force at the balance sheet date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of a Capital Reserve – Fiscal Incentive, under shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and non-current assets, based on the expected realization thereof, which is reviewed every year.

	h.	Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

	i.	Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company’s management and of its legal advisers, and is restated based on the probable losses at the end of the claims.

	j.	Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre- paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to end consumers or distributors.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

3	Summary of Accounting Practices (Continued)

	k.	Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

	l.	Pension plan

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan in the income for the period, over a 5-year period or the remaining expected service life of employees, whichever is less.

	m.	Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries.

	n.	Financial instruments

Based on available relevant market information or other evaluation techniques, the Company and its subsidiaries calculate the market value of the financial instruments, including hedge, at the balance sheet date.

	o.	Use of estimates

The preparation of financial statements in conformity with the accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the Financial Statements date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

	p.	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)
3	Summary of Accounting Practices (Continued)

	q.	Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

	r.	Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting the purposes, are reclassified and disclosed as appropriation of net income for the year, in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up.

4	Cash and cash equivalents

	Parent	Consolidated
	Company

Cash and banks	218	4,683
Short-term investments	13,078	683,257

	13,296	687,940

The balance of short-term investments recorded by the Parent Company is backed by government securities (LFTs and NTN’s). In addition to government securities, the short-term investments recorded by the subsidiaries also comprise Bank Deposit Certificates (CDB) issued by first tier banks, subject to 102% of Interbank Deposit Certificates – CDI.

These investments can be redeemed at any time, with no impact on recorded yield.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

5 Accounts Receivable

		Consolidated

Billed Services		241,637
Unbilled services		97,024
Network use services		157,566
Sales of handsets		156,294

		652,521

Allowance for doubtful accounts		(70,419)

		582,102

6 Inventories

		Consolidated

Cellular handsets		36,777
Accessories and kits for prepaid cards		1,748
TIM chips		3,292

		41,817

Provision for adjustment to realizable value		(5,030)

		36,787

7 Recoverable Taxes

	Parent	Consolidated
	Company

Income tax	2,904	12,210
Social contribution tax	-	2,964
State VAT (ICMS)	-	83,467
Federal turnover taxes (PIS / COFINS)	-	18,035
IRRF recoverable	6,010	17,495
Other	-	1,351

	8,914	135,522

Current	(2,914)	(85,646)

Non-current	6,000	49,876

The non-current portion refers to ICMS on acquisitions of property items.

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

8 Income and Social Contribution Taxes

The Company and its consolidated subsidiaries, based on the expectation of future taxable profit generation, recognize tax credits arising from tax loss related to income and social contribution taxes carried forward from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

Deferred income and social contribution taxes are comprised as follows:

	Parent	Consolidated
	Company

Goodwill paid on privatization	-	494,609
Provision for integrity of equity	-	(326,441)

Tax credit from merger	-	168,168
Tax loss carry forwards - income tax	1,601	20,890
Tax loss carry forwards - social contribution tax	576	7,541
Provision for pension plan	1,257	1,257
Provision for contingencies	1,134	8,895
Depreciation of handsets granted to customers	-	17,446
Allowance for doubtful accounts	-	23,942
Accelerated depreciation of TDMA equipment	-	9,177
Profit sharing	-	3,183
Other provisions	173	3,209

	4,741	263,708

Current	(2,351)	(119,717)

Non-current	2,390	143,991

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded as “Other operating expenses”.

In the first quarter of 2005, R$12,613 related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 19-b).

TIM PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

8	Income and Social Contribution Taxes (Continued)

In accordance with projections made by the subsidiaries’ management, the non-current portion of deferred taxes will be realized as follows:

		Consolidated

2006		68,016
2007		52,840
2008		23,135

		143,991

Income and social contribution tax expenses are as follows:

	Parent
	Company	Consolidated

Current income tax	4	(27,533)
Current social contribution tax	1	(9,924)

	5	(37,457)

Deferred income tax	791	3,309
Deferred social contribution tax	284	1,191

	1,075	4,500

	1,080	(32,957)

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

8 Income and Social Contribution Taxes (Continued)

The reconciliation between income and social contribution tax expenses calculated based on combined statutory rates, and the amount recorded in the income statement is as follows:

	Parent	Consolidated
	Company

Income before income and social contribution taxes	92,536	136,628

Combined statutory rate	34%	34%

Income and social contribution taxes at combined statutory rate	(31,462)	(46,454)

(Additions)/Exclusions:
Equity pickup	32,671	-
Provision for integrity of equity	-	8,325
Exclusions of provisions	-	4,801
Others	(129)	371

	32,542	13,497

Income and social contribution taxes debited to income for the
period	1,080	(32,957)

Effective tax rate	1.17%	24.1%

9 Related Parties Transactions

The balances of the parent company and consolidated related parties transactions at March 31, 2005 are as follows:

	Parent
	Company		Consolidated

	Income/
	Expenses	Assets	Liabilities	Income/Expenses

					Selling
	Expenses	Receivables	Payables	Income	costs

TIM Nordeste Telecom.		-	-	-	-
S.A.	246
TIM Sul S.A.	356	-	-	-	-
TIM Celular S.A.	-	10,368	31,067	10,368	-
Blah! S.A. de Serviços e
Comércio	-	-	5,468	-	3,524

Total	602	10,368	36,535	10,368	3,524

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)
9	Related Parties Transactions (Continued)

Considering that licenses granted by Anatel overlapped with a license previously held by another TIM Group company, the authorization for long-distance services obtained by the subsidiaries of TIM Participações S.A. was cancelled in 2005. In order to make long-distance calls, the subsidiaries’ customers must now select the long-distance dialing code of any operator entitled to provide this type of service. Accordingly, the subsidiaries of TIM Participações S.A. no longer receive revenues from long-distance services and consequently do incur the costs related thereto.

After March 2005, TIM Celular S.A. – a TIM Brasil Group company – has become the only license holder in the Group able to provide long-distance services. Thus, the subsidiaries of TIM Participações S.A. have recorded the amounts billed to their customers for this service as Intercompany payables (“co billing”).

Conversely, the subsidiaries of TIM Participações S.A. record as Intercompany receivables the revenues in connection with the fees for the use of the network (VU-M), received from the long-distance operator in the TIM Group for the calls made using their network.

10	Judicial Deposits

Consolidated

ICMS - Agreement 69/98	11,908
Civil and labor claims	3,747
ICMS 5% tax rate difference	11,243
Tax claims	7,509

34,407

For the judicial deposit related to the ICMS Agreement 69/98 claim, subsidiary TIM Sul S.A., based on the opinion of its external legal advisors, believes that the likelihood of prevailing at trial is rated as “probable” and therefore, no provision for contingency was recorded in relation to these issues.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

11 Investments

			Parent
			Company

Subsidiaries			2,098,878
Other			9,475

			2,108,353

	TIM Nordeste
	Telecomunicações	TIM Sul
	S.A.	S.A.	Total

- Subsidiaries
Capital	508,799	971,470
Number of shares held	23,760,037,374	12,529,889,700
Total equity interest held	81.75%	81.73%
Voting capital held	94.09%	90.65%
Adjusted shareholders' equity	1,133,419	1,139,681

Net income for the period	55,255	50,891

Equity pickup	54,498	41,593	96,091

Investment value	926,570	931,460	1,858,030
Special reserve for goodwill	119,384	121,464	240,848

Investment value	1,045,954	1,052,924	2,098,878

- Others
Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(7,443)	(7,443)

	-	9,475	9,475

Goodwill on Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), merged into TIM Participações S.A. beginning August 2004, was recorded based on future profitability and will be amortized over ten years. In view of projected results for the investees, for the first two years goodwill was amortized at a rate of 4% per annum and the remaining balance is being amortized on a straight line basis over the remaining eight years to 2008.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

11	Investments

The special reserve for goodwill recorded at TNC and TCS, merged into TIM Participações S.A. beginning August 2004, represents the parent company’s right on future capitalization. The matching account of the referred tax benefit, related to goodwill paid on TNC and TCS privatization process, is a special reserve for goodwill in shareholders’ equity, which is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008.

12	Property, Plant and Equipment

			Consolidated

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net balance

SMP exploration rights	20	43,527	(15,097)	28,430
Switching/transmission equipment	14.29	2,441,774	(1,640,110)	801,664
Handsets granted to customers	50	176,869	(117,722)	59,147
Network infrastructure	33.33	313,826	(131,983)	181,843
Software and hardware	20	121,123	(73,157)	47,966
Assets for general use	10	33,327	(16,004)	17,323
Intangible assets	20	503,565	(243,589)	259,976

Assets and installations in service		3,634,011	(2,237,662)	1,396,349

Land		6,382	-	6,382

Construction in progress		157,004	-	157,004

		3,797,397	(2,237,662)	1,559,735

New technology implementation

The subsidiaries of TIM Participações S.A. began, in the second six-month period of 2003, introducing GSM technology into their service network, as a complement to current TDMA technology. At March 31, 2005, no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

13 Suppliers

	Parent	Consolidated
	Company

Suppliers	1,154	320,851
Network use service	-	100,109

	1,154	420,960

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“co billing”).

14	Loans and Financing

		Consolidated

	Foreign currency – United States dollar

	Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject
	matter of a swap to CDI operation.	732

	European Bank of Investment: financing in the amount of US$ 50,000
	thousand, bearing interest based on the 3-month Libor rate for deposits +
	1.625% p.a., subject matter of a hedging operation for which the rate is 100%	20,917

	Local currency

	Banco do Nordeste - financing in the amount of R$ 20,000, subject to pre-fixed
	interest of 14% p.a., subject matter of a hedging operation for which the rate is
	75.5% of the CDI monthly variation to final maturity.	20,075

	BNDES - National Bank for Economic and Social Development: this
	financing bears interest of 4% p.a., plus variation of the TJLP (long-term
	interest rate) as disclosed by the Central Bank of Brazil, or of the "UMBNDES"
	of the Basket of Currencies. The Basket of Currencies financing was the subject
	matter of a swap to CDI operation.	36,742

		78,466

	Current	(42,481)

	Non-current	35,985

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

14	Loans and Financing (Continued)

The BNDES loans are subject to certain covenants covering specific ratios. The Company complies with these covenants as of March 31, 2005.

Guarantees for these financing operations are as follows: European Bank of Investment - parent company’s guarantee, Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – part of the income from mobile cell telephone service.

Subsidiaries enter into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the balance sheet date is positive R$ 1,820, and the contractual term is the same as that stipulated in the financing agreement.

The non-current portion of loans and financings matures as follows:

			Consolidated

	2006		17,133
	2007		3,813
	2008		3,342
	2009		3,342
	2010		3,342
	2011		3,342
	2012		1,671

			35,985

15	Salaries and related charges

		Parent
		Company	Consolidated

	Salaries and fees	28	1,675
	Social charges	79	3,573
	Labor provisions	614	16,737
	Employees retention	35	909

		756	22,894

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

16	Taxes, Charges and Contributions

		Parent	Consolidated
		Company

	ICMS	-	121,664
	COFINS	-	7,309
	PIS	-	1,584
	FISTEL	-	2,490
	FUST	-	988
	FUNTTEL	-	494
	IRPJ and CSL	-	10,318
	IRRF	-	57
	Others	15	1,060

		15	145,964

	Current	(15)	(123,561)

	Non-current	-	22,403

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective triggering event restated by FCA/PR. This benefit was granted by the State of Paraná under “Programa Paraná Mais Emprego”.

17 Concession Payable

	Consolidated

	TIM Nordeste
	Telecomunicações
	S.A.	TIM Sul S.A.	Total

SMP exploration rights
Authorizations acquired	23,555	15,802	39,357
Payments	(20,890)	(15,802)	(36,692)
Monetary adjustment	5,014	3,777	8,791

Balance payable	7,679	3,777	11,456

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

18 Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	Parent	Consolidated
	Company

Civil	192	11,659
Tax	-	5,622
Labor	3,143	8,880

	3,335	26,161

Civil and labor contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees.

Tax contingencies

The subsidiary TIM Sul S.A. was served delinquency notices by the Santa Catarina State tax authorities mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$ 3,853.

19	Shareholders’ Equity

a. Capital

At March 31, 2005, subscribed and paid-up capital is represented by no par value shares as follows:

Number of common shares	264,793,296,882
Number of preferred shares	437,711,795,252
702,505,092,134

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

19	Shareholders’ Equity (Continued)

	b.	Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issue of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of new issue, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

	c.	Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated deficit.

Considering the specific purpose of these financial statements (Note 2), appropriation of net income for the quarter is not being considered.

Unearned income reserve

At December 31, 2003, the Company set up an unearned income reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary, which does not allow distribution by it, in the amount of R$ 49,807. Such reserve will be reversed by the Company when effectively earned or upon capitalization of the tax incentive reserve by the subsidiary.

In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Reserve for expansion

This reserve was established as determined by CVM Instruction (IN) No. 59/86 to be used in the expansion of the Company’s network.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

19	Shareholders’ Equity (Continued)

	d.	Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum non-cumulative dividend of 6% p.a., calculated on the result of the division of the capital stock represented by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends, corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Interest on shareholders’ equity and dividends relating to net income for 2004, in the amount of R$ 25,500 and for which a provision was established in 2004, will be paid in May 2005.

Considering the specific purpose of these financial statements (Note 2), appropriation of net income for the quarter is not being considered.

	e.	Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i) retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;

(ii) provide key employees with a certain combination of compensation based on the Company’s market value increase; and

(iii)have general interests of key employees in line with the shareholders’ interests.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

19	Shareholders’ Equity (Continued)

	e.	Stock option plan (Continued)

The Board of Directors can authorize future capital increases, with issue of preferred shares on behalf of key directors and executives who participate in the plan. The maximum capital increase through issue of shares by the exercise of stock options granted to the executives is limited to 1.5% of the Company’s capital as of May 2001. Total shares granted under this stock option plan amount to 4,073,000 shares.

The strike price of the stock option per 1,000 preferred shares was set at R$ 4.27, corresponding to the closing price per 1,000 shares at the São Paulo Stock Exchange (BOVESPA) on May 2, 2001. The stock option plan is valid for four years to 2005. No option can be exercised after four years, beginning on the plan approval date.

The stock options cannot be exercised either before a year from the date on which they have been granted. The stock purchase options can be exercised in the fourth year, counting from the date on which they were granted, however, their exercise can be accelerated depending on certain target-based results such as EBIT, or “Earnings Before Interest and Tax”.

No stock option granted to key employees of the Company had been exercised to March 31, 2005. At March 31, 2005, the closing price per 1,000 shares was R$ 3.95 at BOVESPA, which is lower than the strike price per 1,000 shares set on the plan approval date. When the stock options are exercised by the employees, the Board of Directors will approve the respective capital increase which, after the capital inflow, is required to be accounted for.

On May 4, 2001 the shareholders of merged company Tele Nordeste Celular Participações S.A. also approved the creation of stock option plan. In December 2003, all its beneficiaries exercised 2/3 of total stock options they were entitled to, which corresponds to 1,440,754 lots of 1,000 shares, referring to targets attained in 2001 and 2002, for a price of R$ 3.21 per 1,000 shares.

In March 2005, there were 1,382,164 lots of 1,000 shares available to be purchased. The Board of Directors approved the exchange of stock purchase options of Tele Nordeste Celular Participações S.A. for TIM Participações S.A., on a 1: 0.9261 basis, to be exercised in April 2005 at a strike price of R$ 3.37.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

20	Net Operating Income

		Consolidated
	Revenues from telecommunications services
	Subscription charges	71,795
	Use charges	359,511
	Network use	224,554
	Long distance charges	32,797
	Value Added Services – VAS	48,599
	Others	15,169

		752,425

	Sales of goods	130,468

	Gross operating revenues	882,893

	Deductions
	Taxes	(188,044)
	Discounts	(34,092)
	Others	(1,737)

		(223,873)

		659,020

21	Cost of Services Rendered and Goods Sold

		Consolidated

	Personnel	(6,135)
	Third-party services	(19,810)
	Interconnection charges	(89,495)
	Depreciation and amortization	(91,217)
	Telecommunications supervision fund	(636)
	Others	(5,010)

	Cost of services rendered	(212,303)

	Cost of goods sold	(95,861)

	Total cost of services rendered and goods sold	(308,164)

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

22	Selling Expenses

			Consolidated

	Personnel		(14,773)
	Third-party services		(86,188)
	Allowance for doubtful accounts		(25,163)
	Telecommunications supervision fund		(25,938)
	Depreciation and amortization		(12,236)
	Others		(4,762)

			(169,060)

23	General and Administrative Expenses

		Parent
		Company	Consolidated

	Personnel	(693)	(7,007)
	Third-party services	(1,079)	(23,388)
	Depreciation and amortization	-	(10,571)
	Others	(160)	(3,042)

		(1,932)	(44,008)

24	Other Operating Income (Expenses)

		Parent
		Company	Consolidated

	Income
	Telecommunication service fines	-	2,279
	Reversal of provision for contingencies	-	36
	Reversal of allowance for doubtful accounts	-	87
	Other operating income	-	773

		-	3,175

	Expenses
	Amortization of goodwill on privatization	-	(12,613)
	Amortization of concession	-	(2,324)
	Taxes, charges and contributions	(6)	(2,990)
	Goodwill amortization	(395)	(395)
	Provision for contingencies	(692)	(1,673)
	Losses on legal disputes	-	(835)
	Other operating expenses	(19)	(321)

		(1,112)	(21,151)

TIM PARTICIPAÇÕES S.A.

	NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005 (In thousands of reais)

25	Financial Income

		Parent
		Company	Consolidated

	Interest accrued on short-term investments	372	29,043
	Monetary adjustment	231	450
	Interest from customers	-	2,018
	Foreign exchange variation	-	2,189
	Other income	28	1,027

		631	34,727

26	Financial Expenses

		Parent
		Company	Consolidated

	Interest on loans and financing	-	(1,885)
	Interest on borrowings from related parties	(602)	-
	PIS/COFINS on financial income	-	(77)
	Monetary adjustment	-	(236)
	Interest on taxes and charges	-	(1,041)
	CPMF	(278)	(4,132)
	Discounts granted	-	(5,027)
	Foreign exchange variation	-	(2,997)
	Other expenses	(256)	(2,849)

		(1,136)	(18,244)

27	Non-Operating Income (Loss)

			Consolidated

	Fixed asset disposals		667
	Cost of investments disposed of		(334)

	Non-operating income (loss)		333

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

28	Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At March 31, 2005, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated for a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At March 31, 2005, a portion of Company loans and financing was denominated in U.S. dollars or indexed to the “UMBNDES” exchange variance of a basket of currencies and 100% of the loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

28	Financial Instruments (Continued)

	(ii)	Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitor the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analyses, risk history and risk with collection problems.

	(iii)	Credit risk related to the sale of telephone sets

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

	(iv)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

29	Pension Plan - TIMPREV

Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), as from August 2004 merged into TIM Participações S.A., and the corresponding subsidiaries, have been sponsoring a private pension plan for defined benefits for a group of employees of the former TELEBRÁS system, which is managed by FundAção Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans by sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, alike other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, for defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

Normal pension Advance pension Disability pension Deferred proportional benefit Death pension

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

29	Pension Plan – TIMPREV (Continued)

However, as not all employees of the controlled companies and their subsidiaries have migrated to TIMPREV plan, the pension and health plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL, for defined benefits which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: covenant for managing pension payment to pensioners of the predecessors of the controlled companies;

PAMEC: health plan granted to pensioners of the predecessors of the controlled companies;

PBT: plan for defined benefits for pensioners of the predecessors of the companies and their subsidiaries;

PAMA: health plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

TIM Sul S.A. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A - TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the first quarter of 2005, the contributions to TIMPREV totaled R$ 72, namely R$ 30 by TIM Nordeste Telecomunicações S.A. and R$ 42 by TIM Sul S.A.

TIM PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
March 31, 2005
(In thousands of reais)

30	Insurance (unaudited)

As of March 31, 2005, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

31	Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the controlled companies committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization.

Should said terms not be met, the controlled companies will be subject to penalties, the main being: (i) failure to pay the remaining portion in connection with the authorization on the stipulated maturity shall be subject to penalty of 0.33% per day of delay, up to the limit of 10%, plus SELIC rate for federal securities, to be calculated on the amount of debt considering all the days of delay; (ii) failure to pay the stipulated amount shall entail forfeiture of the authorization, irrespective of other penalties provided for ANATEL regulations; (iii) unjustified failure to use the radiofrequency blocks shall entail the applicable penalties provided for by SMP regulations (warning, penalty, temporary suspension or forfeiture).

At March 31, 2005, the subsidiaries did not present any departure from the commitments assumed in the Authorization for Mobile Personal Service Exploitation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer